

August 29, 2022

Rhonda Keaveney
Chief Executive Officer
Reynaldo's Mexican Food Company, Inc.
PO Box 26496
Scottsdale, AZ 85255

   Re: Reynaldo's Mexican Food Company, Inc.
     Form 10-12G
     Filed August 3, 2022
     File No. 000-56463

Dear Ms. Keaveney:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

<u>Form 10-12G</u>

<u>General</u>

1. Please review your disclosure and revise to address any discrepancies. For example only, we note on page 11, you state that you will be able to issue 5 million shares of preferred stock and later state you will be able to issue 10 million shares of preferred stock. Please also remove or explain disclosures that do not appear to be relevant, such as the reference to the international education industry on page 7 and the statements as to historical operating losses, which are not reflected in your financial statements, also on page 7.

<u>Cautionary Note Regarding Forward-Looking Statements, page ii</u>

2. We note your statement that you assume no obligation to update any forward- looking statements. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

Introductory Comment, page ii

3.   Please revise your disclosure here and throughout your registration statement to state that your securities are "quoted" rather than traded or listed on the OTC Markets platform.

Resale limitations of Rule 144(i) on your shares, page 4

4.   Please revise your disclosure to clearly state that securities may not be sold under Rule 144 until one year has elapsed from the date that you file Form 10 information with the Commission reflecting your status as an entity that is no longer a shell company.

Our company is currently listed on the Expert Market on the OTC Markets platform, page 8

5.   We note that the OTC Markets website carries three warnings or designations in relation to your common stock: that it is traded on the Expert Market, that it is eligible for Unsolicited Quotes Only, and that it has been labeled Caveat Emptor (Buyer Beware). We also note that the website discloses that OTC Markets Group is unable to confirm that you are providing pubic disclosure to a regulator, exchange or OTC Markets Group, and that it has determined that there is a public interest concern associated with your company.   Please enhance your disclosures in this risk factor to fully address the nature, the reason for and the consequences to the company and investors resulting from each of these warnings and designations. Please also include all of this information in the discussion of market information under Item 9(a) on page 17.

Item 5. Directors and Executive Officers, page 15

6.   Please clearly disclose all companies, including blank check companies, with which Ms. Keaveney has been associated as an officer or director during the past five years, including, for example only, Nuoncology Labs Inc. In addition, please clearly identify Ms. Keaveney as a promoter. See Item 401(g) of Regulation S-K. Given Ms. Keaveney other affiliations, please discuss any potential conflicts of interest.

Item 7. Certain Relationships and Related Transactions, Director Independence, page 16

7.   We note that W/F Investment Corp holds 69.53% of your outstanding common shares. Provide the information required by Item 402(c) of Regulation S-K regarding W/F Investment Corp's transactions with the company, as the holder of a controlling interest of a shell company.

Item 11. Description of Registrant's Securities to be Registered, page 17

8.   Please describe the material terms of the Convertible Series A Preferred Stock issued and outstanding, including its liquidation preference, voting and conversion rights. Please see Item 202(a)(4) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction